# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nature Wood Group Limited, CIK 0001948294
CUSIP: 63903R106
Title of class of securities: American Depositary Shares, each representing eight Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13E, Macau, Macau (N5), 000000
Date of event which requires filing of this statement: 10/22/2025
Amends the filing with accession number 0001493152-23-041565
Filed by CIK 0001999629
Persons authorized to receive notices and communications: Lawrence S. Venick, Esq., 2206-19 Jardine House, 1 Connaught Place, Central, Hong Kong, Hong Kong (K3), 000000, 852-3923-1111

## Reporting persons
- Wing Luk CHAN (CIK 0001999629): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on November 16, 2023 (the "Original Schedule 13D"). This Amendment No. 1 is being filed to reflect the disposition of the Reporting Person's entire beneficial ownership of ordinary shares of Nature Wood Group Limited (the "Issuer") pursuant to a share purchase agreement dated October 22, 2025. Except as specifically amended hereby, all information set forth in the Original Schedule 13D remains unchanged and is incorporated herein by reference.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing eight Ordinary Shares, par value $0.001 per share
Name of issuer: Nature Wood Group Limited
Address of issuer's principal executive offices: Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13E, Macau, Macau (N5), 000000
Comment: This Amendment No. 1 relates to the ordinary shares, par value US$0.001 per share (the "Ordinary Shares"), of Nature Wood Group Limited, a company incorporated in the British Virgin Islands (the "Issuer"). The Issuer's American depositary shares ("ADSs"), each representing eight Ordinary Shares, are listed on The Nasdaq Capital Market under the symbol "NWGL." The Reporting Person held Ordinary Shares directly and did not hold ADSs.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information below describes the source of funds used for the Reporting Person's original acquisition of the Ordinary Shares.

On September 28, 2020, the Reporting Person and the Issuer entered into a subscription agreement, pursuant to which the Issuer agreed to issue and the Reporting Person agreed to subscribe for convertible bond in the principal amount of HK$45,035,479.

On July 1, 2021, the Reporting Person and Mr. Hok Pan Se entered into a sale and purchase agreement, pursuant to which the Reporting Person agreed to sell and Mr. Se agreed to buy the convertible bond of the Issuer in the principal amount of HK$10,000,000.

On September 13, 2023, the Reporting Person elected to convert all outstanding convertible bond of the Issuer in the principal amount of HK$35,035,479 into ordinary shares, resulting in the issuance of 7,516,484 ordinary shares on October 9, 2023.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 22, 2025, the Reporting Person disposed of all of his 7,516,484 Ordinary Shares of Nature Wood Group Limited (the "Issuer") pursuant to a share purchase agreement dated October 22, 2025 (the "Share Purchase Agreement"). The transaction formed part of a broader private sale by the Reporting Person and certain other existing shareholders (collectively, the "Sellers") to a group of purchasers (collectively, the "Purchasers") involving an aggregate of 114,974,179 Ordinary Shares, representing approximately 86.82% of the Issuer's issued and outstanding Ordinary Shares. Following completion of the sale, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

The Reporting Person has no present plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of October 22, 2025, the Reporting Person beneficially owns 0 Ordinary Shares of the Issuer, representing 0 % of the Issuer's total outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has no sole or shared power to vote or to dispose of any Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as described below, the Reporting Person has not effected any transactions in the Ordinary Shares of the Issuer during the sixty days preceding the date of this filing. On October 22, 2025, the Reporting Person disposed of 7,516,484 Ordinary Shares of the Issuer in a private, off-market transaction pursuant to the Share Purchase Agreement, at a price of US$0.0592 per Ordinary Share.
Other persons with the right to receive dividends or sale proceeds: As of October 22, 2025, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the class of Ordinary Shares on October 22, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the Share Purchase Agreement described in Item 4 above, as of October 22, 2025, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Share Purchase Agreement dated October 22, 2025 among Nature Wood Group Limited's certain existing shareholders, including the Reporting Person, as sellers, and TUTU Business Services Limited and certain other purchasers.

## Signatures
- Wing Luk CHAN: /s/ Wing Luk CHAN, Wing Luk CHAN (10/24/2025)